FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                        For the month of October, 2002

                          GRANITE MORTGAGES 02-2 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)


                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                       35 New Bridge Street, 4th Floor,
                         Blackfriars, London EC4V 6BW,
                                    England
                   (Address of principal executive offices)




     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

     Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.


                                    GRANITE MORTGAGES 02-2 PLC


                                    By:  /s/ Clive Rakestrow
                                       ----------------------------------------
                                    Name:  L.D.C. Securitisation Director No. 1
                                    Limited by its authorized person Clive
                                    Rakestrow for and on its behalf
                                    Title:  Director

Date: 25 November 2002

                                    GRANITE FINANCE FUNDING
                                    LIMITED


                                    By:  /s/ Nigel Charles Bradley
                                       ----------------------------------------
                                    Name:  Nigel Charles Bradley
                                    Title: Director

Date: 25 November 2002

                                    GRANITE FINANCE TRUSTEES
                                    LIMITED


                                    By:  /s/ Richard Gough
                                       ----------------------------------------
                                    Name:  Richard Gough
                                    Title: Director

Date: 25 November 2002

INVESTORS' MONTHLY REPORT
-------------------------
GRANITE MORTGAGES 02-2 PLC
--------------------------
Monthly Report re: Granite Mortgages 02-2 Plc, Granite Finance Trustees Limited and Granite Finance Funding Limited
Period 1 October 2002 - 31 October 2002

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

-------------------------------------------------------------------------------------------
Number of Mortgage Loans in Pool                                     124,624

Current Balance                                             (pound)8,013,369,016

Last Months Closing Trust Assets                            (pound)8,374,553,454

Funding share                                               (pound)7,318,062,928

Funding Share Percentage                                              91.32%

Seller Share                                                 (pound)695,306,088

Seller Share Percentage                                               8.68%

Minimum Seller Share (Amount)                                (pound)166,524,508

Minimum Seller Share (% of Total)                                     2.08%
-------------------------------------------------------------------------------------------

Arrears Analysis of Non Repossessed Mortgage Loans

-------------------------------------------------------------------------------------------------------------------
                          Number           Principal ((pound))     Arrears ((pound))     By Principal (%)

< 1 Month                 123,696             7,960,648,908             0                     99.34%

> = 1 < 3 Months            805                 46,720,630           427,559                   0.58%

> = 3 < 6 Months            97                  4,704,983            111,276                   0.06%

> = 6 < 9 Months            22                  1,134,145             46,697                   0.01%

> = 9 < 12 Months            2                   99,906                8,411                   0.00%

> = 12 Months                2                   60,444               55,496                   0.00%

Total                     124,624             8,013,369,016          649,439                  100.00%
-------------------------------------------------------------------------------------------------------------------

Properties in Possession

-------------------------------------------------------------------------------------------
                          Number          Principal ((pound))     Arrears ((pound))

Total (since inception)      9                 432,568                19,932
-------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------
Properties in Possession                                                7

Number Brought Forward                                                  4

Repossessed                                                             0

Sold                                                                    2

Number Carried Forward                                                  0

Average Time from Possession to Sale                                 144 days

Average Arrears at Sale                                            (pound)974

MIG Claims Submitted                                                    2

MIG Claims Outstanding                                                  0

Average Time from Claim to Payment                                      69
-------------------------------------------------------------------------------------------
Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

-------------------------------------------------------------------------------------------
                                               Number        Principal ((pound))

Substituted this period                           0               (pound)0

Substituted to date (since 26 March 2001)      134,117      (pound)8,887,570,092
-------------------------------------------------------------------------------------------

CPR Analysis

-------------------------------------------------------------------------------------------
                                               Monthly              Annualised

Current Month CPR Rate                          4.51%                 42.50%

Previous Month CPR Rate                         4.22%                 40.13%
-------------------------------------------------------------------------------------------



-------------------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                          28.09

Weighted Average Remaining Term (by value) Years                      19.52

Average Loan Size                                              (pound)64,300

Weighted Average LTV (by value)                                       76.79%
-------------------------------------------------------------------------------------------

Product Breakdown

-------------------------------------------------------------------------------------------
Fixed Rate (by balance)                                               38.26%

Flexible - Together (by balance)                                      28.22%

Variable (by balance)                                                 33.52%

Tracker (by balance)                                                  0.00%

Total                                                                100.00%
-------------------------------------------------------------------------------------------

Geographic Analysis

-------------------------------------------------------------------------------------------------------------------
                          Number              % of Total         Value ((pound))            % of Total

East Anglia                3,340                2.68%              214,758,290                 2.68%

East Midlands             11,116                8.92%              628,248,131                 7.84%

Greater London            14,643               11.75%             1,409,551,610               17.59%

North                     19,379               15.55%              897,497,330                11.20%

North West                17,672               14.18%              950,385,565                11.86%

South East                19,728               15.83%             1,666,780,755               20.80%

South West                 9,247                7.42%              627,446,794                 7.83%

Wales                      5,596                4.49%              296,494,654                 3.70%

West Midlands              8,998                7.22%              545,710,430                 6.81%

Yorkshire                 14,905               11.96%              776,495,458                 9.69%

Total                     124,624               100%              8,013,369,016                100%
-------------------------------------------------------------------------------------------------------------------

LTV Levels Breakdown

-------------------------------------------------------------------------------------------------------------------
                                               Number             Value ((pound))           % of Total

< 10%                                            345                5,609,358                  0.07%

> = 10% < 20%                                   1,306               46,477,540                 0.58%

> = 20% < 30%                                   2,736              130,617,915                 1.63%

> = 30% < 40%                                   4,538              266,845,188                 3.33%

> = 40% < 50%                                   6,309              426,311,232                 5.32%

> = 50% < 60%                                   8,601              629,049,468                 7.85%

> = 60% < 70%                                  10,821              824,575,672                10.29%

> = 70% < 80%                                  17,075             1,211,621,395               15.12%

> = 80% < 90%                                  32,496             2,120,337,442               26.46%

> = 90% < 95%                                  29,151             1,754,927,815               21.90%

> = 95% < 100%                                 11,220              595,393,318                 7.43%

> = 100%                                         26                 1,602,674                  0.02%

Total                                          124,624            8,013,369,016                100%
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------
NR Current Existing Borrowers' SVR                                    5.85%

Effective Date of Change                                              1 December 2001
-------------------------------------------------------------------------------------------

Notes   Granite Mortgages 02-2 plc

-------------------------------------------------------------------------------------------------------------------
                        Outstanding               Rating             Reference Rate              Margin
                                             Moodys/S&P/Fitch

Series 1

A1                      $650,000,000              Aaa/AAA/AAA         1.93%                    0.11%

A2                      $1,150,000,000            Aaa/AAA/AAA         2.00%                    0.18%

B                       $60,000,000                Aa3/AA/AA          2.19%                    0.37%

C                       $88,000,000              Baa2/BBB/BBB         3.07%                    1.25%

Series 2

A                    (euro)1,100,000,000         Aaa/AAA/AAA          3.49%                    0.19%

B                     (euro)41,000,000            Aa3/AA/AA           3.67%                    0.37%

C                     (euro)53,000,000           Baa2/BBB/BBB         4.55%                    1.25%

Series 3

A                    (pound)665,000,000          Aaa/AAA/AAA          4.16%                    0.19%

B                    (pound)25,000,000            Aa3/AA/AA           4.34%                    0.37%

C                    (pound)33,000,000           Baa2/BBB/BBB         5.22%                    1.25%
-------------------------------------------------------------------------------------------------------------------

Credit Enhancement

-------------------------------------------------------------------------------------------------------------------
                                                                                             % of Funding Share

Class B Notes ((pound)Equivalent)                                 (pound)90,075,869                 1.23%

Class C Notes ((pound)Equivalent)                                 (pound)123,900,819                1.69%

-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
Granite Mortgages 02-2 Reserve Fund Requirement                   (pound)39,000,000                 0.53%

Balance Brought Forward                                           (pound)28,900,000                 0.39%

Drawings this Period                                                  (pound)0                      0.00%

Reserve Fund Top-up this Period*                                      (pound)0                      0.00%

Excess Spread                                                         (pound)0                      0.00%

Current Balance                                                   (pound)28,900,000                 0.39%
-------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------
Funding Reserve Balance                                           (pound)11,810,171                 0.16%

Funding Reserve %                                                        0.5%                        NA
-------------------------------------------------------------------------------------------------------------------
*Top-ups only occur at the end of each quarter.